Exhibit 99.1

MBIA INSURANCE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2008 and December 31, 2007

and for the periods ended September 30, 2008 and 2007

MBIA INSURANCE CORPORATION

AND SUBSIDIARIES

INDEX

PAGE
Consolidated Balance Sheets – September 30, 2008 and December 31, 2007 (Unaudited)	3

Consolidated Statements of Operations – Three and nine months ended September 30, 2008 and 2007 (Unaudited)	4

Consolidated Statement of Changes in Shareholder’s Equity – Nine months ended September 30, 2008 (Unaudited)	5

Consolidated Statements of Cash Flows – Nine months ended September 30, 2008 and 2007 (Unaudited)	6

Notes to Consolidated Financial Statements (Unaudited)	7-29

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Unaudited)

(In thousands except per share amounts)

	September 30, 2008	December 31, 2007
Assets
Investments:
Fixed-maturity securities held as available-for-sale, at fair value (amortized cost $7,692,390 and $8,424,735)	$7,353,176	$8,670,836
Fixed-maturity securities pledged as collateral, at fair value (amortized cost $1,207,711 and $452,440)	1,212,815	454,398
Investments held-to-maturity, at amortized cost (which approximates fair value)	1,244,869	1,327,892
Short-term investments, at fair value (amortized cost $2,094,495 and $1,162,082)	2,097,237	1,162,082
Other investments	27,116	29,378

Total investments	11,935,213	11,644,586
Cash and cash equivalents	635,682	121,266
Securities purchased under agreements to resell	721,506	345,620
Accrued investment income	130,193	145,250
Deferred acquisition costs	555,023	472,516
Prepaid reinsurance premiums	274,478	318,740
Reinsurance recoverable on unpaid losses	107,262	82,041
Goodwill	76,938	76,938
Property and equipment, at cost (less accumulated depreciation of $114,902 and $108,579)	97,059	99,576
Receivable for investments sold	360,643	1,073
Derivative assets	768,393	837,228
Current income taxes	318,114	163,862
Deferred income taxes, net	790,793	850,542
Other assets	803,338	267,007

Total assets	$17,574,635	$15,426,245

Liabilities and Shareholder’s Equity
Liabilities:
Deferred premium revenue	$3,514,710	$3,107,833
Loss and loss adjustment expense reserves	1,913,230	1,346,423
Securities sold under agreements to repurchase	721,506	345,620
Variable interest entity floating rate notes	1,244,260	1,355,792
Short-term debt	7,158	13,383
Long-term debt	952,655	—
Deferred fee revenue	12,262	12,807
Payable for investments purchased	91,722	35,766
Derivative liabilities	4,567,803	4,491,746
Other liabilities	156,173	173,418

Total liabilities	13,181,479	10,882,788

Commitments and contingencies (See Note 9)

Shareholder’s Equity:
Preferred stock, par value $1,000 per share; authorized shares - 4,000.08, issued and outstanding - none	—	—
Common stock, par value $150 per share; authorized, issued and outstanding - 100,000 shares	15,000	15,000
Additional paid-in capital	2,182,434	1,704,922
Retained earnings	2,396,426	2,609,820
Accumulated other comprehensive income (loss), (net of deferred income tax of ($101,540) and $104,586)	(200,704)	213,715

Total shareholder’s equity	4,393,156	4,543,457

Total liabilities and shareholder’s equity	$17,574,635	$15,426,245

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

(In thousands)

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
Revenues:
Gross premiums written	$909,750	$216,102	$1,172,698	$629,546
Ceded premiums	(15,968)	(19,432)	(55,774)	(59,354)

Net premiums written	893,782	196,670	1,116,924	570,192
Increase in deferred premium revenue	(651,683)	(20,457)	(469,258)	(7,596)

Premiums earned (net of ceded premiums of $32,496, $26,237, $97,242 and $91,576)	242,099	176,213	647,666	562,596
Net investment income	146,615	141,225	446,271	424,716
Fees and reimbursements	3,583	4,601	5,732	19,010

Realized gains (losses) and other settlements on insured derivatives	34,264	31,218	102,325	83,941
Unrealized gains (losses) on insured derivatives	104,818	(341,706)	(147,972)	(357,772)

Net change in fair value of insured derivatives	139,082	(310,488)	(45,647)	(273,831)

Net realized gains	25,975	6,859	68,014	35,647
Net gains (losses) on financial instruments at fair value and foreign exchange	(6,819)	6,389	155,239	10,276
Net gains on extinguishment of debt	9,980	—	9,980	—
Other	7	1	7	10

Total revenues	560,522	24,800	1,287,262	778,424

Expenses:
Losses and loss adjustment	982,514	22,203	1,292,466	63,655
Amortization of deferred acquisition costs	24,619	16,052	63,147	50,114
Operating	63,174	30,502	150,462	98,660
Interest	48,084	19,514	141,495	61,961

Total expenses	1,118,391	88,271	1,647,570	274,390

Income (loss) before income taxes	(557,869)	(63,471)	(360,308)	504,034
Provision (benefit) for income taxes	(215,750)	(41,501)	(147,016)	102,129
Equity in net income (loss) of subsidiaries	(102)	(5)	(102)	39

Net income (loss)	$(342,221)	$(21,975)	$(213,394)	$401,944

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY (Unaudited)

For the nine months ended September 30, 2008

(In thousands except per share amounts)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholder’s Equity
	Shares	Amount
Balance, January 1, 2008	100,000	$15,000	$1,704,922	$2,609,820	$213,715	$4,543,457

Comprehensive loss:
Net loss	—	—	—	(213,394)	—	(213,394)
Other comprehensive loss:
Change in unrealized appreciation of investments net of change in deferred income taxes of $(201,879)	—	—	—	—	(401,555)	(401,555)
Change in foreign currency translation net of change in deferred income taxes of $(4,247)	—	—	—	—	(12,864)	(12,864)

Other comprehensive loss						(414,419)

Comprehensive loss						(627,813)

Capital Contribution from MBIA Inc.	—	—	486,500	—	—	486,500
Share-based compensation, net of change in deferred income taxes of $(14,536)	—	—	(8,988)	—	—	(8,988)

Balance, September 30, 2008	100,000	$15,000	$2,182,434	$2,396,426	$(200,704)	$4,393,156

	2008
Disclosure of reclassification amount:
Change in unrealized appreciation of investments arising during the period, net of taxes	$(342,050)
Reclassification adjustment, net of taxes	(59,505)

Change in net unrealized appreciation, net of taxes	$(401,555)

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(In thousands)

	Nine months ended September 30
	2008	2007
Cash flows from operating activities:
Net income (loss)	$(213,394)	$401,944
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Amortization of bond discount (premiums), net	22,003	10,391
Decrease in accrued investment income	15,057	7,099
Increase in deferred acquisition costs	(82,507)	(17,371)
Increase (decrease) in deferred premium revenue	406,877	(12,455)
Decrease in prepaid reinsurance premiums	44,262	32,221
(Increase) decrease in premiums receivable	(148,425)	679
Increase in loss and loss adjustment expense reserves	566,807	8,042
Increase in reinsurance recoverable on unpaid losses	(25,221)	(3,732)
(Increase) decrease in salvage and subrogation	(157,647)	59,968
Depreciation	6,800	6,494
Net realized gains on investments	(68,014)	(35,647)
Unrealized losses on insured derivatives	147,972	357,772
Net gains on financial instruments at fair value and foreign exchange	(155,239)	(10,276)
Net gains on extinguishment of debt	(9,980)	—
Current income tax benefit	(168,788)	(5,556)
Deferred income tax provision (benefit)	269,241	(81,853)
Share-based compensation	5,548	5,302
Other, operating	(48,422)	(28,360)

Total adjustments to net income (loss)	620,324	292,718

Net cash provided by operating activities	406,930	694,662

Cash flows from investing activities:
Purchase of fixed-maturity securities	(3,300,043)	(2,125,202)
Increase (decrease) in payable for investments purchased	55,956	(250,390)
Sale of fixed-maturity securities	3,461,351	1,955,406
(Decrease) increase in receivable for investments sold	(359,570)	267,002
Redemption of fixed-maturity securities	9,601	44,383
Redemption of held-to-maturity investments	83,023	57,114
Purchase of short-term investments, net	(1,132,727)	(78,319)
Purchase of other investments, net	(462)	(224)
Capital expenditures	(4,287)	(4,183)
Disposals of capital assets	—	2
Other, investing	1,310	1,061

Net cash used by investing activities	(1,185,848)	(133,350)

Cash flows from financing activities:
Principal paydown of variable interest entity floating rate notes	(109,818)	(77,085)
Other borrowings and deposits	(1,368)	(1,992)
Capital issuance costs	(9,563)	(3,749)
Proceeds from issuance of long-term debt	981,153	—
Repayment for retirement of long-term debt	(47,345)	—
Repayment for retirement of short-term debt	(6,225)	(27,515)
Capital contribution from MBIA Inc.	486,500	—
Dividends paid	—	(500,000)

Net cash provided (used) by financing activities	1,293,334	(610,341)

Net increase (decrease) in cash and cash equivalents	514,416	(49,029)
Cash and cash equivalents - beginning of period	121,266	181,330

Cash and cash equivalents - end of period	$635,682	$132,301

Supplemental cash flow disclosures:
Income taxes paid (refunded)	$(252,910)	$192,916
Interest paid:
Other borrowings and deposits	$1,495	$2,842
Variable interest entity floating rate notes	$40,678	$54,879
Non cash items:
Share-based compensation	$5,548	$5,302

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTE 1: Basis of Presentation

The accompanying consolidated financial statements are unaudited and include the accounts of MBIA Insurance Corporation and its wholly owned subsidiaries (“MBIA Corp.”), as well as all other entities in which MBIA Corp. has a controlling financial interest. These statements do not include all of the information and disclosures required by accounting principles generally accepted in the United States of America (“GAAP”). These statements should be read in conjunction with MBIA Corp.’s consolidated financial statements and notes thereto for the year ended December 31, 2007. The accompanying consolidated financial statements have not been audited by an independent registered public accounting firm in accordance with the standards of the Public Company Accounting Oversight Board (United States), but in the opinion of management such financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of MBIA Corp.’s financial position and results of operations.

The results of operations for the nine months ended September 30, 2008 may not be indicative of the results that may be expected for the year ending December 31, 2008. The December 31, 2007 balance sheet was derived from audited financial statements, but does not include all disclosures required by GAAP. Certain amounts have been reclassified in prior years’ financial statements to conform to the current presentation. This includes the reclassification of premiums from MBIA Corp.’s insured derivatives portfolio from “Scheduled premiums earned”, “Premiums earned” and “Fees and reimbursements” to “Realized gains (losses) and other settlements on insured derivatives” and the reclassification of the mark-to-market of the insured derivatives portfolio from “Net gains (losses) on financial instruments at fair value and foreign exchange” to “Unrealized gains (losses) on insured derivatives,” both of which had no effect on total revenues and total expenses as previously reported. Additionally, “Gross premiums written”, “Ceded premiums written” and “Net premiums written” exclude premiums from MBIA Corp.’s insured derivatives portfolio.

NOTE 2: Significant Accounting Policies

MBIA Corp. has disclosed its significant accounting policies in “Note 2: Significant Accounting Policies” in the Notes to Consolidated Financial Statements included in Exhibit 99.1 to MBIA Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007. The following significant accounting policies provide an update to those included under the same captions in Exhibit 99.1 to MBIA Inc.’s Annual Report on Form 10-K.

Loss and Loss Adjustment Expenses

MBIA Corp.’s financial guarantee insurance provides an unconditional and irrevocable guarantee of the payment of the principal of, and interest or other amounts owing on, insured obligations when due or, in the event that MBIA Corp. has the right, at its discretion, to accelerate insured obligations upon default or otherwise, upon such acceleration by MBIA Corp. Loss and loss adjustment expense (“LAE”) reserves are established by MBIA Corp.’s Loss Reserve Committee, which consists of members of senior management, and require the use of judgment and estimates with respect to the occurrence, timing and amount of a loss on an insured obligation.

MBIA Corp. establishes two types of loss and LAE reserves for non-derivative financial guarantees: an unallocated loss reserve and case basis reserves. The unallocated loss reserve is established on an undiscounted basis with respect to MBIA Corp.’s entire non-derivative insured portfolio. MBIA Corp’s unallocated loss reserve represents MBIA Corp.’s estimate of losses that have or are probable to occur as a result of credit deterioration in MBIA Corp.’s insured portfolio but which have not yet been specifically identified and applied to specific insured obligations. The unallocated loss reserve is increased on a quarterly basis using a formula that applies a “loss factor” to MBIA Corp.’s scheduled net earned premium for the respective quarter, both of which are defined and set forth below. This increase in the unallocated reserve is MBIA Corp.’s provision for loss and loss adjustment expenses as reported on MBIA Corp.’s consolidated statements of operations. Scheduled net earned premium represents total quarterly premium earnings, net of reinsurance, from all policies in force less the portion of quarterly premium earnings that have been accelerated as a result of the refunding or defeasance of insured obligations. Total earned premium as reported on MBIA Corp.’s consolidated statements of operations includes both scheduled net earned premium and premium earnings that have been accelerated, net of reinsurance. Once a policy is originated, the amount of scheduled net earned premium recorded in earnings will be included in MBIA Corp.’s calculation of its unallocated loss reserve. When an insured obligation is refunded, defeased or matures, MBIA Corp. does not reverse the unallocated loss reserve previously generated from the scheduled net earned premium on such obligation as MBIA Corp.’s unallocated loss reserve is not specific to any individual obligation.

Each quarter MBIA Corp. calculates its provision for the unallocated loss reserve as a fixed percent of scheduled net earned premium of the insurance operations. Prior to the first quarter of 2008, scheduled net earned premium of the insurance operations included premiums from its non-derivative insured portfolio and from its insured derivative portfolio. Effective January 1, 2008, premiums from insured derivative contracts are no longer included as part of scheduled net earned premium but are rather reported as part of “Realized gains (losses) and other settlements on insured derivatives”. As a result, MBIA Corp. increased its loss factor to 14.5% from 12% in order to maintain a loss and LAE provision each period consistent with that calculated using historical scheduled net earned premium.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

The accounting for non-derivative financial guarantee loss reserves will change when MBIA Corp. adopts Statement of Financial Accounting Standards (“SFAS”) No.163, “Accounting for Financial Guarantee Insurance Contracts – an interpretation of Financial Accounting Standards Board (“FASB”) Statement No. 60,” which is effective January 1, 2009. See “Note 3: Recent Accounting Pronouncements” for additional information on the adoption of SFAS 163.

Derivatives

MBIA Corp. has entered into derivative transactions as an additional form of financial guarantee and for purposes of hedging risks associated with existing assets and liabilities and forecasted transactions. MBIA Corp. accounts for derivative transactions in accordance with SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, which requires that all such transactions be recorded on MBIA Corp.’s balance sheet at fair value. The fair value of derivative instruments is determined as the amount that would be received to sell the derivative when in an asset position or transfer the derivative when in a liability position. Changes in the fair value of derivatives, exclusive of insured derivatives, are recorded each period in current earnings within “Net gains (losses) on financial instruments at fair value and foreign exchange” or in shareholder’s equity within “Accumulated other comprehensive loss,” depending on whether the derivative is designated as a hedge, and if so designated, the type of hedge.

Insured Derivatives

MBIA Corp. sells credit protection by entering into credit default swap (“CDS”) contracts with various financial institutions. In certain cases MBIA Corp. purchases back-to-back credit protection on all or a portion of the risk written, primarily from reinsurance companies. MBIA Corp. has entered into CDS contracts as an extension of its core financial guarantee business, under which MBIA Corp. intends to hold its written and purchased positions for the entire term of the related contracts. These CDS contracts are accounted for at fair value since they do not qualify for the financial guarantee scope exception under SFAS 133, as amended.

The total changes in fair value of the insured derivatives are recorded in “Net change in fair value of insured derivatives.” “Realized gains (losses) and other settlements on insured derivatives” includes (i) net premiums received and receivable on written CDS contracts, (ii) net premiums paid and payable on purchased CDS contracts, (iii) losses paid and payable to CDS contract counterparties due to the occurrence of a credit event, (iv) losses recovered and recoverable on purchased CDS contracts due to the occurrence of a credit event and (v) fees relating to CDS contracts. Losses paid and payable and losses recovered and recoverable reported in “Realized gains (losses) and other settlements on insured derivatives” include claims and recoveries thereof, respectively, only after a credit event has occurred that would require a payment under contract terms. The “Unrealized gains (losses) on insured derivatives” includes all other changes in fair value of the derivative contracts.

Fair Value Measurement – Definition and Hierarchy

MBIA Corp. adopted the provisions of SFAS 157, “Fair Value Measurements” excluding non-financial assets and liabilities per FASB Staff Position (“FSP”) FAS 157-2, “Effective Date of FASB Statement No. 157,” beginning January 1, 2008. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

In determining fair value, MBIA Corp. uses various valuation approaches, including both market and income approaches. SFAS 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available and reliable. Observable inputs are those MBIA Corp. believes that market participants would use in pricing the asset or liability developed based on market data. Unobservable inputs are those that reflect MBIA Corp.’s beliefs about the assumptions market participants would use in pricing the asset or liability developed based on the best information available. The hierarchy is broken down into three levels based on the observability and reliability of inputs as follows:

•

Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that MBIA Corp. has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail any degree of judgment. Assets utilizing Level 1 inputs generally include United States (“U.S.”) treasuries, foreign government bonds and certain corporate obligations that are highly liquid and actively traded.

•

Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. Level 2 assets include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, securities which are priced using observable inputs and derivative contracts whose values are determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Assets and liabilities utilizing Level 2 inputs include: U.S. government and agency mortgage-backed securities; most over-the-counter (“OTC”) derivatives; corporate and municipal bonds; and certain mortgage-backed securities (“MBS”) or asset-backed securities (“ABS”).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

•

Level 3—Valuations based on inputs that are unobservable and supported by little or no market activity and that are significant to the overall fair value measurement. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. Assets and liabilities utilizing Level 3 inputs include certain MBS, ABS and collateralized debt obligations (“CDO”) securities where observable pricing information was not able to be obtained for a significant portion of the underlying assets; and complex OTC derivatives (including certain foreign currency options; long-dated options and swaps; and certain credit derivatives) and insured derivatives that require significant management judgment and estimation in the valuation.

The level of activity in a market contributes to the determination of whether an input is observable. An active market is one in which transactions for an asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis. In determining whether a market is active or inactive, MBIA Corp. considers the following traits to be indicative of an active market:

•	Frequent observable actual transactions.

•	Prices in the market are current.

•	Price quotes among dealers do not vary significantly over time.

•	Sufficient information relevant to valuation is publicly available.

The availability of observable inputs can vary from product to product and period to period and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by MBIA Corp. in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair value is a market-based measure considered from the perspective of a market participant who holds the asset or owes the liability rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, MBIA Corp.’s own assumptions are set to reflect those that it believes market participants would use in pricing the asset or liability at the measurement date. MBIA Corp. uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3.

Under SFAS 157, MBIA Corp. has also taken into account its own nonperformance risk when measuring the fair value of liability positions.

See “Note 6: Fair Value of Financial Instruments” for additional fair value disclosures.

NOTE 3: Recent Accounting Pronouncements

Recently Adopted Accounting Standards

In October 2008, the FASB issued FSP No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for that Asset is Not Active: An Amendment of FASB Statement No. 157.” FSP No. FAS 157-3 applies to financial assets within the scope of SFAS 157 for which other accounting pronouncements require or permit fair value measurements. FSP No. FAS 157-3 clarifies the application of SFAS 157 in an inactive market and provides an illustrative example to demonstrate how the fair value of a financial asset is determined when the market for that financial asset is not active. The provisions are effective upon issuance, including prior periods for which financial statements have not been issued. The provisions of this FSP need not be applied to immaterial items. Since FSP No. FAS 157-3 only illustrates additional guidance in determining the fair value of a financial asset when the market for that financial asset is not active, FSP No. FAS 157-3 is not material to MBIA Corp.’s financial statements and will not affect MBIA Corp.’s financial condition, results of operations or cash flows.

In May 2008, the FASB issued SFAS 163, “Accounting for Financial Guarantee Insurance Contracts – an interpretation of FASB Statement No. 60.” SFAS 163 requires financial guarantee insurance (and reinsurance) contracts issued by reporting entities considered insurance enterprises under SFAS No. 60, “Accounting and Reporting by Insurance Enterprises” to recognize and measure premium revenue based on the amount of insurance protection provided and the period in which it is provided and to recognize and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

measure claim liabilities based on the present value of expected net cash outflows to be paid, using a risk-free rate, in excess of the unearned premium revenue. SFAS 163 does not apply to financial guarantee insurance contracts accounted for as derivative instruments within the scope of SFAS 133. SFAS 163 is effective for MBIA Corp. prospectively as of January 1, 2009, except for the presentation and disclosure requirements related to claim liabilities effective for financial statements prepared as of September 30, 2008 as presented and disclosed in “Note 7: Loss and Loss Adjustment Expense Reserves (LAE)” in the Notes to Consolidated Financial Statements. The cumulative effect of initially applying SFAS 163 is required to be recognized as an adjustment to the opening balance of retained earnings for the fiscal year beginning January 1, 2009. MBIA Corp. is currently evaluating the potential impact of adopting SFAS 163.

MBIA Corp. adopted the provisions of SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” effective January 1, 2008. SFAS 159 provides entities the option to measure certain financial assets and financial liabilities at fair value with changes in fair value recognized in earnings each period. SFAS 159 permits the fair value option election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. MBIA Corp. did not elect the fair value option under SFAS 159 for any eligible financial instruments.

MBIA Corp. adopted the provisions of SFAS 157, excluding non-financial assets and liabilities per FSP FAS 157-2, beginning January 1, 2008. SFAS 157 defines fair value as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. SFAS 157 requires that fair value measurement reflect the assumptions market participants would use in pricing an asset or liability based on the best information available. Assumptions include the risks inherent in a particular valuation technique (such as a pricing model) and/or the risks inherent in the inputs to the model. SFAS 157 also clarifies that an issuer’s credit standing should be considered when measuring liabilities at fair value. SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements). In February 2008, the FASB issued FSP FAS 157-2, which delayed the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). A transition adjustment to opening retained earnings was not required.

In April 2007, the FASB issued FASB Interpretation No. (“FSP”) FIN 39-1, “Amendment of FASB Interpretation No. 39.” FSP FIN 39-1 permits a reporting entity that is a party to a master netting agreement to offset fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against fair value amounts recognized for derivative instruments that have been offset under the same master netting agreement. FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007 and is required to be applied retrospectively for all financial statements presented unless it is impracticable to do so. MBIA Corp. adopted the provisions of the FSP beginning January 1, 2008 and elected not to offset fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral under a master netting agreement against fair value amounts recognized for derivative instruments that have been offset under the same master netting agreement. MBIA Corp. may reevaluate in the future its election to not offset the fair value amounts recognized for derivative contracts executed with the same counterparty under a master netting agreement.

Recent Accounting Developments

In September 2008, the FASB issued FSP No. FAS 133-1 and FIN 45-4, “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161.” FSP No. FAS 133-1 and FIN 45-4 requires enhanced disclosures about credit derivatives and guarantees and amends FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” to exclude derivative instruments accounted for at fair value under SFAS No. 133. MBIA Corp. will adopt FSP No. FAS 133-1 and FIN 45-4 for financial statements prepared as of December 31, 2008. Since FSP No. FAS 133-1 and FIN 45-4 only requires additional disclosures concerning credit derivatives and guarantees, adoption of FSP No. FAS 133-1 and FIN 45-4 will not affect MBIA Corp.’s financial condition, results of operations or cash flows.

In March 2008, the FASB issued SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133.” SFAS 161 expands the disclosure requirements about an entity’s derivative instruments and hedging activities. The disclosure provisions of SFAS 161 apply to all entities with derivative instruments subject to SFAS 133 and its related interpretations. The provisions also apply to related hedged items, bifurcated derivatives, and non-derivative instruments that are designated and qualify as hedging instruments. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. MBIA Corp. will adopt the disclosure provisions of SFAS 161 on January 1, 2009. Since SFAS 161 requires only additional disclosures concerning derivatives and hedging activities, adoption of SFAS 161 will not affect MBIA Corp.’s financial condition, results of operations or cash flows.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

In February 2008, the FASB issued FSP No. FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions.” FSP No. FAS 140-3 requires an initial transfer of a financial asset and a repurchase financing that was entered into contemporaneously with, or in contemplation of the initial transfer to be evaluated as a linked transaction under SFAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities” unless certain criteria are met. FSP No. FAS 140-3 is effective for fiscal years beginning after November 15, 2008, and will be applied to new transactions entered into after the date of adoption. Early adoption is prohibited. MBIA Corp. is currently evaluating the potential impact of adopting FSP No. FAS 140-3.

In December 2007, the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements,” an amendment of Accounting Research Bulletin No. 51. SFAS 160 requires reporting entities to present noncontrolling (minority) interest as equity (as opposed to liability or mezzanine equity) and provides guidance on the accounting for transactions between an entity and noncontrolling interests. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 and earlier adoption is prohibited. MBIA Corp. is currently evaluating the provisions of SFAS 160 and their potential impact on MBIA Corp.’s financial statements.

NOTE 4: Capital Strengthening Plan

MBIA Inc. and MBIA Corp. implemented a capital strengthening plan during the first quarter of 2008 whereby MBIA Inc. issued 110.8 million common shares which resulted in an increase to MBIA Inc.’s shareholders’ equity of $1.6 billion. MBIA Inc. contributed $486.5 million in capital to MBIA Corp. and MBIA Corp. issued long-term debt of $1.0 billion. Specific components of the capital strengthening plan are outlined below.

Warburg Pincus Agreement / Common Stock Offering

On December 10, 2007, MBIA Inc. announced that it had entered into an agreement, subsequently amended on February 6, 2008, with Warburg Pincus (the “Warburg Pincus Agreement”), a private equity firm, which committed to invest up to $1.25 billion in MBIA Inc. through a direct purchase of MBIA Inc. common stock and a backstop for a common stock offering.

Under the Warburg Pincus Agreement, Warburg Pincus made an initial investment of $500 million in MBIA Inc. through the acquisition of 16.1 million shares of MBIA Inc. common stock at a price of $31.00 per share, which was completed on January 30, 2008. In connection with its initial investment, Warburg Pincus received warrants to purchase 8.7 million shares of MBIA Inc. common stock at a price of $40 per share and “B” warrants, which, upon obtaining certain approvals, became exercisable to purchase 7.4 million shares of common stock at a price of $40 per share. The term of the warrants is seven years. In addition, the securities purchased by Warburg Pincus are subject to significant transfer restrictions for a minimum of one year and up to three years. MBIA Inc.’s senior management team originally committed to invest a total of $2 million in MBIA Inc.’s common stock at the same price as Warburg Pincus, which commitment was later adjusted downward. Since that time, the current senior management team has satisfied their purchase commitment. The majority of the net proceeds received under Warburg Pincus’ initial investment were contributed to the surplus of MBIA Corp.

On February 6, 2008, MBIA Inc. and Warburg Pincus amended the Warburg Pincus Agreement to provide that Warburg Pincus would backstop a common stock offering by agreeing to purchase up to $750 million of convertible participating preferred stock. Warburg Pincus was also granted the option to purchase up to $300 million of preferred stock prior to the closing of a common stock offering or February 15, 2008. Finally, Warburg Pincus was granted “B2” warrants which, upon obtaining certain approvals, became exercisable to purchase between 4 million and 8 million shares of MBIA Inc. common stock, whether or not the common stock offering was completed.

On February 13, 2008, MBIA Inc. completed a public offering of 94.65 million shares of MBIA Inc. common stock at $12.15 per share. Warburg Pincus informed MBIA Inc. that it purchased $300 million in common stock as part of the offering. MBIA Inc. did not use the $750 million Warburg Pincus backstop. In addition, Warburg Pincus did not exercise its right to purchase up to $300 million in preferred stock. Pursuant to the amended Warburg Pincus Agreement, Warburg Pincus was granted 4 million of “B2” warrants at a price of $16.20 per share. In addition, under anti-dilution provisions in the Warburg Pincus Agreement, the terms of the warrants issued to Warburg Pincus on January 30, 2008 were amended, which resulted in (a) the 8.7 million of warrants exercisable at $40 per share were revised to 11.5 million warrants exercisable at $30.25 per share and (b) the 7.4 million of “B” warrants exercisable at $40 per share were revised to 9.8 million “B” warrants exercisable at $30.25 per share. MBIA Inc. intends to use most of the net proceeds of the common stock offering to support its insurance operations.

Surplus Notes

On January 16, 2008, MBIA Corp. issued surplus notes due January 15, 2033. The surplus notes have an initial interest rate of 14 percent until January 15, 2013 and thereafter at an interest rate of three-month LIBOR plus 11.26 percent. Interest payments on the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

surplus notes are subject to prior approval by the Superintendent of the New York State Insurance Department. The surplus notes are callable at par at MBIA Corp.’s option on the fifth anniversary of the date of issuance and every fifth anniversary thereafter, subject to prior approval by the Superintendent and other restrictions. The cash received from the surplus notes liability will be used for general corporate purposes and the deferred debt issuance costs are being amortized over the surplus notes term. In the three months ended September 30, 2008, MBIA Corp. repurchased $47.3 million par value outstanding of its surplus notes at an average price of 77.08.

NOTE 5: Variable Interest Entities

MBIA Corp. provides credit enhancement services to global finance clients through third-party special purpose vehicles (“SPVs”), which are used in a variety of structures insured by MBIA Corp. MBIA Corp. has determined that such SPVs fall within the definition of a variable interest entity (“VIE”) under FIN 46(R), “Consolidation of Variable Interest Entities.” Under the provisions of FIN 46(R), an entity is considered a VIE subject to possible consolidation if the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support or if the equity investors lack one of three characteristics of a controlling financial interest. First, the equity investors lack the ability to make decisions about the entity’s activities through voting rights or similar rights. Second, they do not bear the obligation to absorb the expected losses of the entity if they occur. Lastly, they do not claim the right to receive expected returns of the entity if they occur, which is the compensation for the risk of absorbing the expected losses. A VIE is consolidated with its primary beneficiary, which is the entity that will absorb the majority of the expected losses, receive the majority of the expected residual returns, or both, of the VIE.

With respect to third-party SPVs, MBIA Corp. must determine whether it has variable interests in VIEs and if so, whether those variable interests would cause MBIA Corp. to be the primary beneficiary and, therefore, consolidate such entities. Under FIN 46(R), MBIA Corp.’s guarantee of the assets or liabilities of a VIE constitute a variable interest and require MBIA Corp. to assess whether it is the primary beneficiary. Consolidation of such VIEs does not increase MBIA Corp.’s exposure above that already committed to in its insurance policies. VIE assets and liabilities consolidated in MBIA Corp.’s financial statements at September 30, 2008 and December 31, 2007 are related to MBIA Corp.’s guarantee of certain VIEs. Such assets and liabilities are primarily reported in “Investments held-to-maturity” and “Variable interest entity floating rate notes,” respectively, on the face of MBIA Corp.’s balance sheet. The assets and liabilities of these VIEs each totaled $1.2 billion at September 30, 2008 and $1.4 billion at December 31, 2007. Revenues and expenses related to third-party VIEs are primarily reported in “Net investment income” and “Interest expense,” respectively, on MBIA Corp.’s statements of operations and substantially net to zero. Third-party VIEs’ creditors do not have recourse to the general assets of MBIA Corp. outside of the financial guarantee policy provided to the VIE.

NOTE 6: Fair Value of Financial Instruments

MBIA Corp.’s assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS 157. See “Note 2: Significant Accounting Policies” for a discussion of “Fair Value Measurement – Definition and Hierarchy.”

The following fair value hierarchy table present information about MBIA Corp.’s assets (including short-term investments) and liabilities measured at fair value on a recurring basis as of September 30, 2008:

Assets and Liabilities Measured at Fair Value on a Recurring Basis as of September 30, 2008

		Fair Value Measurements at Reporting Date Using
In thousands	September 30, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Investments:
Fixed-maturity securities:
U.S. Treasury and government agency	$1,966,986	$1,275,602	$691,384	$—
Foreign governments	1,027,854	446,056	500,203	81,595
Corporate obligations	1,349,658	—	1,213,886	135,772
Mortgage-backed	1,228,073	—	1,217,567	10,506
Asset-backed	48,836	—	19,742	29,094
State and municipal bonds	4,789,615	—	4,767,067	22,548
Other investments	276,437	252,221	24,216	—
Derivative assets	768,393	—	—	768,393
Other assets:
Put options	268,057	—	268,057	—

Total assets	$11,723,909	$1,973,879	$8,702,122	$1,047,908

Liabilities:
Derivative liabilities	$4,567,803	$—	$2,229	$4,565,574

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

Level 3 Analysis

Level 3 assets were $1.0 billion as of September 30, 2008, and represented approximately 8.9% of total assets measured at fair value. Level 3 liabilities were $4.6 billion as of September 30, 2008, and represented approximately 99.9% of total liabilities measured at fair value.

The following tables present additional information about Level 3 assets (including short-term investments) and liabilities measured at fair value on a recurring basis:

Changes in Level 3 Assets and Liabilities Measured at Fair Value on a Recurring Basis for the Three Months ended September 30, 2008

In thousands	Balance, beginning of interim period	Realized gains / (losses)	Unrealized gains / (losses) included in earnings	Unrealized gains / (losses) included in OCI	Foreign exchange	Purchases, issuances and settlements, net	Transfers in (out) of Level 3, net	Ending balance	Change in unrealized gains (losses) for the period included in earnings for assets still held at September 30, 2008
Assets:
Foreign governments	$73,008	$—	$—	$(3,582)	$(4,854)	$17,023	$—	$81,595	$—
Corporate obligations	146,250	(27)	—	(2,911)	—	(10,854)	3,314	135,772	—
Mortgage-backed securities	8,222	—	—	(471)	(141)	2,896	—	10,506	—
Asset-backed securities	9,712	—	—	(421)	—	19,803	—	29,094	—
State and municipal	—	—	—	—	—	22,548	—	22,548	—

Total assets	$237,192	$(27)	$—	$(7,385)	$(4,995)	$51,416	$3,314	$279,515	$—

In thousands	Balance, beginning of interim period	Realized (gains) / losses	Unrealized (gains) / losses included in earnings	Unrealized (gains) / losses included in OCI	Foreign exchange	Purchases, issuances and settlements, net	Transfers in (out) of Level 3, net	Ending balance	Change in unrealized gains (losses) for the period included in earnings for liabilities still held at September 30, 2008
Liabilities:
Derivative contracts, net	$3,901,750	$(34,105)	$(104,200)	$(2)	$(184)	$33,922	$—	$3,797,181	$104,200

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

Changes in Level 3 Assets and Liabilities Measured at Fair Value on a Recurring Basis for the Nine Months ended September 30, 2008

In thousands	Balance, beginning of year	Realized gains / (losses)	Unrealized gains / (losses) included in earnings	Unrealized gains / (losses) included in OCI	Foreign exchange	Purchases, issuances and settlements, net	Transfers in (out) of Level 3, net	Ending balance	Change in unrealized gains (losses) for the period included in earnings for assets still held at September 30, 2008
Assets:
Foreign governments	$36,917	$—	$—	$(4,958)	$(3,767)	$35,469	$17,934	$81,595	$—
Corporate obligations	164,111	(6)	—	(7,031)	—	(22,051)	749	135,772	—
Mortgage-backed securities	60,182	1,320	—	(5,385)	(66)	51,833	(97,378)	10,506	—
Asset-backed securities	10,939	—	—	(858)	—	19,013	—	29,094	—
State and municipal	—	—	—	—	—	22,548	—	22,548	—

Total assets	$272,149	$1,314	$—	$(18,232)	$(3,833)	$106,812	$(78,695)	$279,515	$—

In thousands	Balance, beginning of year	Realized (gains) / losses	Unrealized (gains) / losses included in earnings	Unrealized (gains) / losses included in OCI	Foreign exchange	Purchases, issuances and settlements, net	Transfers in (out) of Level 3, net	Ending balance	Change in unrealized gains (losses) for the period included in earnings for liabilities still held at September 30, 2008
Liabilities:
Derivative contracts, net	$3,653,216	$(101,761)	$145,779	$(2)	$(184)	$100,133	$—	$3,797,181	$(145,779)

Net transfers in (out) of Level 3 were $3 million and $(79) million for the three and nine months ended September 30, 2008. These net transfers were principally for available-for-sale securities where inputs, which are significant to their valuation, became unobservable or observable during the quarter. Foreign governments, corporate obligations and MBS constituted the majority of the affected instruments. The net unrealized gain related to the transfers in (out) of Level 3 as of September 30, 2008 was $2.5 million.

Gains and losses (realized and unrealized) included in earnings pertaining to Level 3 assets and liabilities for the three months ended September 30, 2008 are reported on the Consolidated Statements of Operations as follows:

In thousands	Unrealized gains (losses) on insured derivatives	Net realized gains (losses)	Net gains (losses) on financial instruments at fair value and foreign exchange
Total gains (losses) included in earnings for the period	$104,200	$32,810	$1

Change in unrealized gains (losses) for the period included in earnings for assets and liabilities still held at September 30, 2008	$104,200	—	$—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

Gains and losses (realized and unrealized) included in earnings pertaining to Level 3 assets and liabilities for the nine months ended September 30, 2008 are reported on the Consolidated Statements of Operations as follows:

In thousands	Unrealized gains (losses) on insured derivatives	Net realized gains (losses)	Net gains (losses) on financial instruments at fair value and foreign exchange
Total gains (losses) included in earnings for the period	$(145,779)	$103,259	$—

Change in unrealized gains (losses) for the period included in earnings for assets and liabilities still held at September 30, 2008	$(149,779)	$—	$—

Valuation Techniques

U.S. Treasury and government agency

U.S. Treasury securities are liquid and have quoted market prices. Fair value of U.S. Treasuries is based on live trading feeds. U.S. Treasury securities are categorized in Level 1 of the fair value hierarchy. Government agency securities include debentures and other agency mortgage pass-through certificates as well as to-be-announced (“TBA”) securities. TBA securities are liquid and have quoted market prices based on live data feeds. Fair value of mortgage pass-through certificates is obtained via a simulation model, which considers different rate scenarios and historical activity to calculate a spread to the comparable TBA security. Government agency securities use market-based and observable inputs. As such, these securities are classified as Level 2 of the fair value hierarchy.

Foreign governments

The fair value of foreign government obligations are generally based on observable inputs in active markets. When quoted prices are not available, fair value is determined based on a valuation model that has as inputs interest rate yield curves, cross-currency basis index spreads, and country credit spreads for structures similar to the bond in terms of issuer, maturity and seniority. These bonds are generally categorized in Level 2 of the fair value hierarchy. Bonds that contain significant inputs that are not observable are categorized as Level 3 while bonds that have quoted prices in an active market are classified as Level 1.

Corporate obligations

The fair value of corporate bonds is obtained using recently executed transactions or market price quotations where observable. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond or single name credit default swap spreads and diversity scores as key inputs. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy; in instances where significant inputs are unobservable, they are categorized in Level 3 of the hierarchy. Corporate obligations may be classified as Level 1 if quoted prices in an active market are available.

Mortgage-backed securities and asset-backed securities

MBS and ABS are valued based on recently executed prices. When position-specific external price data is not observable, the valuation is based on prices of comparable securities. In the absence of market prices, MBS and ABS are valued as a function of cash flow models with observable market-based inputs (e.g. yield curves, spreads, prepayments and volatilities). MBS and ABS are categorized in Level 3 if significant inputs are unobservable, otherwise they are categorized in Level 2 of the fair value hierarchy.

State and municipal bonds

The fair value of state and municipal bonds is estimated using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or CDS spreads and volatility. These bonds are generally categorized in Level 2 of the fair value hierarchy; in instances where significant inputs are unobservable, they are categorized in Level 3.

Other investments

Other investments include MBIA Corp.’s interest in equity securities (including exchange-traded closed-end funds) and money market mutual funds. Fair value of other investments is determined by using quoted prices, live trades, or valuation models that use market-based and observable inputs. Other investments are categorized in Level 1 or Level 2 of the fair value hierarchy.

Put Options

MBIA Corp. has access to Money Market Committed Preferred Custodial Trust (“CPCT”) securities issued in multiple trusts. MBIA Corp. can put the perpetual preferred stock to the trust on any auction date in exchange for the assets of the trusts. The put option, recorded at fair value, is internally valued using LIBOR/swap rates and MBIA Corp.’s credit spread. As all significant inputs are market-based and observable, put options are categorized in Level 2 of the fair value hierarchy.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

Derivatives

The derivative contracts that MBIA Corp. insures cannot be legally traded and generally do not have observable market prices. In the cases with no active price quote, MBIA Corp. uses a combination of internal and third-party models to estimate the fair value of these contracts. Most insured CDSs are valued using an enhanced Binomial Expansion Technique (“BET”) model (originally developed by Moody’s). Significant inputs include collateral spreads, diversity scores and recovery rates. For a limited number of other insured derivatives, MBIA Corp. uses industry standard models as well as proprietary models such as Black-Scholes option models and dual-default models, depending on the type and structure of the contract. All of these derivatives are categorized as Level 3 of the fair value hierarchy as a significant percentage of their value is derived from unobservable inputs. For insured swaps (other than CDSs), MBIA Corp. uses internally and vendor developed models with market-based inputs (e.g. interest rate, foreign exchange rate, spreads), and are classified as Level 2 within the fair value hierarchy. Effective January 1, 2008, MBIA Corp. updated its methodology to include the impact of both the counterparty and its own credit standing.

Insured Derivative Valuations

The majority of MBIA Corp.’s notional derivative exposure arises from credit derivative instruments insured by MBIA Corp. As part of its core financial guarantee business until February 2008, MBIA Corp. insured CDSs entered into by LaCrosse Financial Products LLC (“LaCrosse”), an entity that is consolidated into MBIA Corp.’s GAAP financial statements under the FIN 46(R), “Consolidation of Variable Interest Entities an interpretation of ARB No. 51,” criteria. In February 2008, MBIA Corp. decided to cease insuring credit derivative instruments except in transactions related to the reduction of its existing insured derivative exposure.

In most cases, MBIA Corp.’s insured credit derivatives must be stated at fair value as they do not qualify for the financial guarantee scope exception under SFAS 133. Because they are highly customized, as described further below, there is generally no observable market for these derivatives. In the absence of such a market, MBIA Corp. estimates the value of these derivatives in a hypothetical market based on internal and third-party models that simulate what a bond insurer would charge to guarantee the transaction. Such a price would be based on the expected loss for MBIA Corp.’s exposure based on the value of the underlying collateral within the transaction.

Description of MBIA Corp.’s Insured Credit Derivatives

MBIA Corp.’s insured credit derivatives referenced primarily structured pools of cash securities and CDSs. MBIA Corp. generally provided CDS protection on the most senior liabilities of structured finance transactions, and at inception of the contract its exposure generally had more subordination than needed to achieve triple-A ratings from credit rating agencies (referred to as “Super Triple-A” exposure). The collateral for the insured derivatives was cash securities and CDSs referencing primarily corporate, asset-backed, residential mortgage-backed, commercial mortgage-backed and collateralized debt obligation securities.

MBIA Corp. also issued guarantees under principal protection fund programs, which are also accounted for as derivatives. Under these programs, MBIA Corp.’s insurance operations guaranteed the return of principal to investors. Structurally, MBIA Corp. is protected by a portion of the portfolio that is rebalanced daily to match the present value of MBIA Corp.’s guarantee. As of September 30, 2008, the maximum amount of future payments that MBIA Corp. would be required to make under these guarantees was $147 million. MBIA Corp. has not made any payments to date relating to these guarantees and the mark-to-market gains (losses) on these derivatives for the years ended 2005, 2006 and 2007 were $0, reflecting the extremely remote likelihood that MBIA Corp. will incur a loss.

A portion of MBIA Corp.’s insured CDS contracts require that it make payments for losses of the principal outstanding under the contracts only once losses on the underlying referenced collateral exceed a predetermined deductible. The total notional amount and MBIA Corp.’s maximum payment obligation under these contracts as of September 30, 2008 was $79.2 billion. The underlying referenced collateral for contracts executed in this manner largely consist of investment grade corporate debt CDOs, structured commercial mortgage-backed securities (“CMBS”) pools and, to a lesser extent, multi-sector CDO-squared transactions.

The total changes in fair value of the insured derivatives are recorded in “Net change in fair value of insured derivatives.” “Realized gains (losses) and other settlements on insured derivatives” include (i) net premiums received and receivable on written CDS contracts, (ii) net premiums paid and payable to reinsurers in respect of CDS contracts, (iii) losses paid and payable to CDS contract counterparties due to the occurrence of a credit event, (iv) losses recovered and recoverable on purchased CDS contracts due to the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

occurrence of a credit event and (v) fees relating to CDS contracts. Losses paid and payable and losses recovered and recoverable reported in “Realized gains and other settlements on insured derivatives” include claims and estimated recoveries thereof, respectively, only after a credit event has occurred that would require a payment under contract terms. The “Unrealized gains (losses) on insured derivatives” include all other changes in fair value of the derivative contracts.

Lack of an Observable Market for MBIA Corp.’s Insured Credit Derivatives

In determining fair value, MBIA Corp. uses various valuation methods with priority given to observable market prices when they are available. Market prices are generally available for traded securities and market standard CDSs but are less available or unavailable for highly-customized CDSs. Most of the derivative contracts MBIA Corp. insures are structured credit derivative transactions that are not traded and do not have observable market prices. Typical market CDSs are standardized, liquid instruments that reference tradable securities such as corporate bonds that also have observable prices. These market standard CDSs also involve collateral posting, and upon a default of the reference bond, can be settled in cash.

In contrast, MBIA Corp.’s insured CDS contracts do not contain the typical CDS market standard features as described above but have been customized to replicate its financial guarantee insurance policies. MBIA Corp.’s insured derivative instruments provide protection on a specified or managed pool of securities or CDS with a stated deductible or with subordination beneath the MBIA Corp.-insured tranche. MBIA Corp. is not required to post collateral. Under the insured CDS contract, payment is not due unless there is a default of an underlying reference obligation and then only after and to the extent that the aggregate amount of losses with respect to defaults of underlying reference obligations exceed the deductible or subordination in the transaction. Some contracts also provide for further deferrals of payment at MBIA Corp.’s option. In the event of the insolvency of or payment default by MBIA Insurance Corporation, the contracts give the counterparty the right to terminate and settle the contract.

MBIA Corp.’s payment obligations after a default on the underlying reference obligation vary by deal and by insurance type. There are three primary types of policy payment requirements:

(i)	timely interest and ultimate principal;

(ii)	ultimate principal only at final maturity; and

(iii)	payments upon settlement of individual referenced collateral losses in excess of policy specific deductibles and subordination. The deductible or loss threshold is the amount of losses experienced with respect to the underlying or referenced collateral that would be required to occur before a claim against an MBIA Corp. insurance policy can be made.

MBIA Corp.’s insured credit derivative policies are structured to prevent large one-time claims upon an event of default and to allow for payments over time (i.e. “pay-as-you-go” basis) or at final maturity. Also, each insured CDS MBIA Corp. enters into is governed by a single transaction International Swaps and Derivatives Association, Inc. (“ISDA”) Master Agreement relating only to that particular transaction/insurance policy. There is no requirement for mark-to-market termination payments, under most monoline standard termination provisions, upon the early termination of the insured CDS. However, these contracts generally have mark-to-market termination payments for termination events related to MBIA Corp.’s failure to pay or insolvency and some have other mark-to-market termination payments for events within MBIA Corp.’s control, such as the sale of all or substantially all of the assets of MBIA Corp. An additional difference between MBIA Corp.’s CDS and the typical market standard CDS is that there is no acceleration of the payment to be made under its insured CDS contract in the ordinary course of business unless MBIA Corp. elects to accelerate at its option. Furthermore, MBIA Corp.’s policies are unconditional and irrevocable and cannot be transferred to most other capital market participants as they are not licensed to write financial guarantee insurance policies. As the insured CDS contracts are accounted for as derivatives under SFAS 133, MBIA Corp. does not defer the charges associated with underwriting the CDS policies and expenses them immediately.

Through reinsurance, MBIA Corp. has transferred some of the risk of loss on these contracts to other financial guarantee insurance and reinsurance companies. The fair value of the transfer under the reinsurance contract with the reinsurers is accounted for as a derivative asset. These derivative assets are valued consistently with MBIA Corp.’s SFAS 157 valuation policies as described in “Note 2: Significant Accounting Policies.” The fair value measurement for these derivative assets assumes an in-exchange premise for valuation as defined by SFAS 157 as the highest and best use by market participants. When MBIA Corp. enters into a reinsurance agreement on an insured credit derivative, MBIA Corp. receives a ceding commission. Ceding commissions are retained by MBIA Corp., as the primary insurer, from the ceded premium as compensation for placing the business with the reinsurer and to cover the acquisition expenses incurred by MBIA Corp. to issue the CDS. Ceding commissions are calculated based on a fixed percentage of the ceded premium to the reinsurer, and the reinsurer receives the net ceded premium (total ceded premium less the ceding commission). The fixed percentage of the ceding commission is determined at the beginning of a reinsurance treaty agreement. Currently, MBIA Corp. recognizes ceding commissions as a contra-expense to MBIA Corp.’s deferred acquisition cost amortization.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

MBIA Corp.’s Valuation Technique for Insured Credit Derivatives

As a result of the differences between market standard CDS contracts and the CDS contracts insured by MBIA Corp. as described above, MBIA Corp. believes there are no relevant third-party “exit value” market observations for MBIA Corp.’s insured credit derivative contracts. Accordingly, there is no principal market for such highly structured insured credit derivatives as described in SFAS 157. In the absence of a principal market, MBIA Corp. values these insured credit derivatives in a hypothetical market where the market participants include other comparably-rated primary financial guarantors. Since there are no active market transactions in MBIA Corp.’s exposures, MBIA Corp. generally uses internal and third-party models, depending on the type and structure of the contract, to estimate the fair value of MBIA Corp.’s derivative contracts.

MBIA Corp.’s insured CDS valuation model simulates what a bond insurer would charge to guarantee the transactions at the measurement date, based on the market-implied default risk of the underlying collateral and the remaining deductible or subordination. Implicit in this approach is the notion that bond insurers would be willing to accept these contracts from MBIA Corp. at a price equal to what they could issue them for in the current market. While the fee charged by financial guarantors is not an input into MBIA Corp.’s model, the model does estimate the amount a financial guarantor would charge to assume an insured derivative obligation at the measurement date. The estimate of the cost to transfer an obligation increases as the probability of default increases, as reflected by any combination of increased underlying credit spreads, negative credit migration, lower assumed recovery rates, lower diversity, and erosion of the deductible or subordination.

Model Overview

Approximately 96% of the balance sheet fair value of insurance derivatives as of September 30, 2008 is valued using a probabilistic approach to determine the price that a bond insurer would charge to assume the risk associated with MBIA Corp.’s exposure on the credit derivative contract. For each transaction, MBIA Corp. applies a Binomial Expansion Technique (“BET”) based model to the insured obligation to derive a probabilistic measure of expected loss for its exposure using market pricing on the underlying referenced collateral within the transaction. The BET was developed and published by Moody’s to estimate a probability distribution of losses on a diverse pool of assets. The main modifications MBIA Corp. has made to the BET model developed by Moody’s are that a) MBIA Corp. uses market credit spreads, when available and reliable, to determine default probability instead of using historical loss experience, and b) for collateral pools where the spread distribution is characterized by extremes, MBIA Corp. models each segment of the pool individually instead of using an overall pool average.

The BET-based model

•	Calculates expected losses on a collateral pool within an insured credit derivative transaction by reference to the following (each described in further detail under “Assumptions” and “Inputs” below):

•	Credit spreads of the underlying collateral, based on actual spreads or spreads on similar collateral with similar ratings,

•	diversity score of the collateral pool as an indication of correlation of collateral defaults, and

•	recovery rate for all defaulted collateral.

•	Allocates the expected losses for each tranche of the transaction according to its subordination level within the transaction structure.

•

For example, if the expected total collateral pool loss is 4% and the transaction has equity and three progressively more senior C, B, and A tranches with corresponding underlying subordination levels of 0%, 3%, 5% and 10%, then the 4% loss will have the greatest impact on the equity tranche, a lower, but significant impact on the C tranche and progressively lower impacts on the B and A tranches. MBIA Corp. usually insures the super senior tranche which has strong structural protection and the lowest exposure to collateral losses due to the underlying subordination.

At any point in time, the mark-to-market gain or loss on a transaction is the difference between the original price of the risk (the original market-implied expected loss) and the current price of the risk based on the assumed expected losses derived from the model.

MBIA Corp. reports the net premiums received and receivable on written insured CDS transactions in “Realized gains and other settlements on insured derivatives.” Other changes in fair value of the derivative contracts are reported in the “Unrealized gains (losses) on insured derivatives.” See “Note 2: Significant Accounting Policies” for further information.

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MBIA INSURANCE CORPORATION AND SUBSIDIARIES

Strengths and Weaknesses

The primary strengths of MBIA Corp.’s insured CDS modeling techniques are:

1)	The model takes account of transaction structure and the key drivers of market value. The transaction structure includes par insured, weighted average life, level of deductible or subordination and composition of collateral.

2)	The model is a well-documented, consistent approach to marking positions that minimizes the level of subjectivity since it was originally developed by Moody’s and has been modified by MBIA Corp. The model structure, inputs and operation are well-documented so MBIA Corp. believes there are strong controls around the execution of the model. MBIA Corp. has also developed a hierarchy for market-based spread inputs that helps reduce the level of subjectivity, especially during periods of high illiquidity.

3)	The model uses market inputs whenever they are available. The key inputs to the BET model for any transactions are market-based spreads for the underlying referenced collateral, assumed recovery rates specific to the type and rating of the referenced collateral, and the diversity score of the collateral pool. These are viewed by MBIA Corp. to be the key parameters that affect the fair value of the transaction and, to the extent practicable, the inputs are market-based inputs.

The primary weaknesses of MBIA Corp.’s insured CDS modeling techniques are:

1)	There is no market in which to verify the fair values developed by MBIA Corp.’s model, and at September 30, 2008, the markets for the inputs to the model were highly illiquid, which impacts their reliability.

2)	There is diversity of approach to estimating the fair value of these transactions among the financial guarantee insurance companies.

3)	The averaging of spreads in MBIA Corp.’s model and use of a single diversity factor rather than using specific spreads for each piece of underlying collateral and collateral-specific correlation assumptions may distort results. Neither the data nor the analytical tools exist today to be more specific in MBIA Corp.’s calculation of fair value.

MBIA Corp. uses the approach described above to value almost all of the insured CDSs on tranched portfolios of credits (“portfolio CDS”) or on senior tranches of CDOs of the insured portfolio. Listed below are the key inputs and assumptions used within this approach.

Assumptions

The assumed credit quality, the assumed credit spread for credit risk exclusive of funding costs and the appropriate reference credit index or price source are significant assumptions that, if changed, could result in materially different fair values. Accordingly, market perceptions of credit deterioration would result in an increase in the expected price at which a bond insurer would assume the risk from MBIA Corp. due to wider credit spreads.

The key assumptions of the BET model include:

•

Collateral default probabilities are determined by spreads which are based on market data when available. The BET model uses the average spread of the collateral as a key input and it is assumed that market spreads reflect the market’s assessment of default probability for each piece of collateral. The average spread is calculated differently depending on whether MBIA Corp. uses collateral-specific credit spreads as an input or generic spreads.

•

If collateral-specific spreads are used, the spread for each individual piece of collateral is identified and a weighted average is calculated by weighting each spread by the corresponding par exposure.

•

If collateral-specific credit spreads are not available, the next alternative is to use generic spread tables based on asset class and rating. When this is done, MBIA Corp. uses the spread table that matches the average rating of the collateral portfolio. To determine the average credit rating for the collateral, MBIA Corp. identifies a weighted average rating factor (“WARF”) for the collateral portfolio as described below, and then use that average rating to choose an appropriate spread.

•

The WARF is based on a 10,000 point scale designed by Moody’s. On the WARF scale, lower numbers indicate better credit quality and ratings are not spaced equally on this scale (because, for example, the difference in default probability between AA1 and AA2 is much less than between B1 and B2). The WARF is obtained from the most recent trustee’s report or calculated by MBIA Corp. based on the credit ratings of the collateral in

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the transaction. To accomplish this calculation, MBIA Corp. first identifies the credit ratings of each piece of collateral (using, in order of preference as available, Moody’s, S&P or Fitch ratings), then converts that credit rating into a rating factor on the WARF scale, averages those factors (weighted by par) to create a portfolio WARF, and then converts the portfolio WARF into an average credit rating for the pool. MBIA Corp. then uses a market index that is based on collateral type and average rating to determine the generic spread for the pool, which is input into the BET model.

•

These approaches have been used for most of the insured CDS transactions in MBIA Corp.’s portfolio. There have been a few cases where modified approaches have been used if either there was high dispersion of ratings within an asset class or no collateral-specific or ratings-based generic spreads were available. When ratings dispersion is high, the collateral within an asset class has been segmented into different rating buckets and each bucket is used in calculating the overall average.

•

When spreads have not been available on either a collateral-specific basis or ratings-based generic basis, MBIA Corp. has used its hierarchy of spread sources (see “Inputs” below) to identify the most appropriate spread for that asset class and that spread is used to calculate the average spread.

•

The default probability is calculated using a standard model as an appropriate way to do this calculation. The model assumes that the default probability is determined by three factors: credit spread, recovery rate after default and the time period under risk.

•	Collateral in the portfolio is generally considered on an average basis instead of modeling each piece of collateral separately.

•	Correlation is modeled using a diversity score, which is calculated based on rules regarding industry or sector concentrations.

•	Defaults are modeled such that they are spaced evenly over time.

•	Recovery rates are based on historical averages and updated as market evidence warrants.

Inputs

The specific model inputs MBIA Corp. uses are listed below, including how it derives inputs for market credit spreads on the underlying transaction collateral, how it determines credit quality (WARF), how it determines diversity estimation, and how it determines recovery rates.

•

Credit spreads – These are obtained from market data sources published by third parties (e.g. dealer spread tables for the collateral similar to collateralized or referenced assets within MBIA Corp.’s transactions) as well as collateral-specific spreads provided by trustees or obtained from market sources. If observable market credit spreads are not available or reliable for the underlying reference obligations, then market data is used that most closely resembles the underlying reference obligations, considering asset class, credit quality rating and maturity of the underlying reference obligations. This data is obtained from recognized sources and is reviewed on an ongoing basis for reasonableness and applicability to MBIA Corp.’s derivative portfolio.

MBIA Corp. uses the spread hierarchy listed below in determining which source of spread information to use, with the rule being to use CDS spreads where available. Within each category below, if CDS spreads are not available, MBIA Corp. uses cash security spreads. Cash spreads reflect trading activity in funded fixed-income instruments while CDS spreads reflect trading levels for derivative instruments that do not require actual funding. While both markets are driven in part by an assessment of the credit quality of the referenced security, there are some factors which can create significant differences in these two markets. In particular, CDS spreads can be driven at times more by speculative activity since the CDS market facilitates both long and short positions and allows for significant leverage.

Spread Hierarchy:

1)	Actual collateral-specific credit spreads (if up-to-date and reliable market-based spreads are available, they are used).

2)	Sector-specific spreads (JP Morgan and Citigroup spread tables by asset class and rating).

3)	Corporate spreads (Bloomberg and Risk Metrics spread tables based on rating).

4)	Benchmark from most relevant spread source (if no specific spreads are available and corporate spreads are not directly relevant, an assumed relationship will be used between corporate spreads or sector-specific spreads and collateral spreads).

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MBIA INSURANCE CORPORATION AND SUBSIDIARIES

For example, if current market based spreads are not available then MBIA Corp. utilizes sector-specific spreads from spread tables provided by dealers or corporate cash spread tables. The generic spread utilized is based on the nature of the underlying collateral in the deal. Deals with corporate collateral use the corporate spread table. Deals with asset-backed collateral use one or more of the dealer asset-backed tables as discussed below. If there are no observable market spreads for the specific collateral, and sector-specific and corporate spread tables are not appropriate to estimate the spread of a given type of collateral, MBIA Corp. uses the fourth alternative in its hierarchy. An example is tranched corporate collateral, in which case MBIA Corp. uses corporate spreads as an input and estimate the spread on the tranched position. In each case the priority is to use information for CDS spreads if available, and cash spreads as a second priority.

As of September 30, 2008, actual collateral credit spreads were used in one transaction. Sector-specific spreads were used in 24% of the transactions. Corporate spreads were used in 26% of the transactions and spreads benchmarked from the most relevant spread source (number 4 above) were used for 50% of the transactions. When determining the percentages above, there were some transactions where MBIA Corp. incorporated multiple levels within the hierarchy. For example, for some transactions MBIA Corp. used actual collateral-specific credit spreads (number 1 above) in combination with a calculated spread based on an assumed relationship (number 4 above). In those cases, MBIA Corp. classified the transaction as being benchmarked from the most relevant spread source (number 4 above) even though the majority of the average spread was from actual collateral-specific spreads. WARF was used to determine the credit rating which was used to determine the appropriate spread for 95% of the transactions.

Over time the data inputs can change as new sources become available or existing sources are discontinued or are no longer considered to be the most appropriate. It is the objective of MBIA Corp. to move to higher levels on the hierarchy whenever possible, but it is sometimes necessary to move to lower priority inputs because of discontinued data sources or assessments that the higher priority inputs are no longer considered to be representative of market spreads for a given type of collateral. This can happen, for example, if transaction volume changes such that a previously used spread index is no longer viewed as being reflective of current market levels. MBIA Corp. believes such a circumstance existed for CMBS collateral in insured CDSs during the first nine months of 2008. See section “Impact of Current Market Conditions on Data Inputs for CMBS Transactions” below.

MBIA Corp.’s process provides for a monthly update of the proportion of each type of collateral in each deal from the respective trustees. Using the most recent monthly applicable market spread data based on the hierarchy above, MBIA Corp. then calculates a weighted average spread to be used in the valuation process (i.e., the spread for each component of collateral is weighted by its percentage of total collateral to calculate the weighted average spread). If collateral-specific spreads are not available, the WARF is used to determine the credit rating which is used to determine the appropriate spread.

•

Diversity Scores – The diversity score estimates the number of uncorrelated assets that are assumed to have the same loss distribution as the actual portfolio of correlated assets. For example, if a portfolio of 100 assets had a diversity score of 50, this means that the 100 correlated assets are assumed to have the same loss distribution as 50 uncorrelated assets. A lower diversity score will generally negatively impact the valuation for MBIA Corp.’s senior tranche since a low diversity score represents higher assumed correlation, increasing the chances of a large number of defaults, and thereby increasing the risk of loss in the senior tranche. The calculation methodology for a diversity score takes into account the extent to which a portfolio is diversified by industry. The diversity of industry or asset class is calculated internally, if not reported by the trustee on a regular basis. The diversity score is calculated at the inception of the deal and refined as necessary as the portfolio statistics change over time. MBIA Corp. calculates the diversity score on a periodic basis for deals that do not require the trustee to provide this measure. The internally developed model used to calculate the diversity score is based on Moody’s methodology and uses MBIA Corp.’s internal assumptions on default correlation. Inputs such as underlying collateral rating, notional amount, asset type and remaining life are used in the model. The diversity score is a measure to estimate the diversification in a portfolio, specifically in the context of a CDO.

•

Recovery Rate – The recovery rate represents the percentage of par expected to be recovered after an asset defaults. MBIA Corp. generally uses rating agency recovery assumptions. These assumptions may be adjusted to account for differences in the characteristics and performance of the collateral used by the rating agencies in determining their recovery rate assumptions and the actual collateral in MBIA Corp.-insured transactions. MBIA Corp. may also adjust rating agency assumptions based on the performance of the collateral manager. MBIA Corp. periodically reviews recovery rate assumptions in light of new market information and rating agency reports, and makes changes to these assumptions as necessary. For example, in the first quarter of this year, MBIA Corp. received a new S&P publication showing that the agency was lowering its recovery rate assumptions for securities backed by ALT-A and subprime real estate collateral. Although the collateral that backs MBIA Corp.’s transactions is on average of better quality than that referred to in the S&P report, MBIA Corp. used this report in conjunction with the significantly wider trading spreads for these assets as an

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MBIA INSURANCE CORPORATION AND SUBSIDIARIES

indication that recovery rates for MBS collateral warranted a change. Therefore, MBIA Corp. decided to lower recovery rate assumptions for MBS collateral by approximately 10 percentage points. Since there are differences in recovery rate assumptions among the rating agencies themselves, MBIA Corp. is required to make a judgment as to the most appropriate recovery assumption to use. There were no changes to recovery rates in the second or third quarter of 2008.

Net Par Outstanding and Net Unrealized Gains (Losses) on Insured Derivatives

The following table presents the net par outstanding as of September 30, 2008 and net unrealized gains (losses) on insured derivatives for the nine months ended September 30, 2008 by fair value technique of all insured credit derivatives within MBIA Corp.’s insurance portfolio.

In millions	% of Net Par Outstanding	Net Par Outstanding	Net Unrealized Gains (Losses)
Binomial expansion valuation model	85.0%	$122,032	$(54)
Specific dealer quotes	0.3	427	(104)
Other	14.7	21,099	10

Total	100.0%	$143,558	$(148)

MBIA Corp.’s investment management services operations and corporate operations enter into over-the-counter derivatives, such as interest rate swaps, currency swaps, credit default swaps and total return swaps, which predominately trade in liquid markets. The fair values for these derivatives are either based on specific dealer quotes or estimated using valuation models that combine observable market prices and market data inputs. For further information regarding MBIA Corp.’s derivative portfolio, see the “Market Risk” section included herein.

Impact of Current Market Conditions on Data Inputs for CMBS Transactions

Approximately $37 billion of the gross par of insured derivative transactions subject to fair value accounting under SFAS 133 include substantial amounts of CMBS and commercial mortgage collateral. In 2007, the spreads implied by the pricing on the CMBX indices had been used as an input for the spreads on the underlying referenced collateral in these transactions. In light of the current market conditions, MBIA Corp. believes that there was a significant disconnect in the first nine months of the year between cumulative loss expectations of MBIA Corp. and market analysts on underlying commercial mortgages and the loss expectations implied by the CMBX index or the CMBS spread tables MBIA Corp. had been using. During this period, commercial mortgage securities were experiencing historically low default and loss rates. The underlying mortgage collateral in the insured transactions in MBIA Corp.’s portfolio have performed in line with general commercial mortgage performance and continue to be rated AAA by Moody’s or S&P.

Transaction volume in CMBS and trading activity in the CMBX were both at dramatically lower levels during the first nine months of the year than they had been in prior periods, and the implied loss rates on underlying mortgages in MBIA Corp.’s spread sources of these markets were far higher than that forecast by fundamental researchers and MBIA Corp.’s internal analysis. In addition, the implied illiquidity premium on the index, in the context of MBIA Corp.’s model, suggested that monoline insurers would capture 100% of the changes in spread on the underlying collateral, which has not been the case in other periods of market illiquidity (since monoline insurers have “buy and hold” portfolios, spread changes that reflect illiquidity versus changes in perceived credit fundamentals typically are not reflected in pricing). As a result, the unadjusted CMBX indices and the CMBS spread tables were deemed to be unreliable model inputs for the purpose of estimating fair value in MBIA Corp.’s hypothetical market among monoline insurers.

In the first quarter of 2008, MBIA Corp. modified the spread input in the BET model to reflect a combination of market pricing levels and fundamental analysis of CMBS credit, as determined by parties independent to MBIA Corp. MBIA Corp.’s revised model input combines the expectations for CMBS credit performance as forecasted by the average of two investment banks’ research departments with the illiquidity premium implied by the CMBX indices. The illiquidity premium that MBIA Corp. used for CMBS collateral was the CMBS index for the senior triple-A tranche. The CMBX index is issued in “series” representing “vintages” of CMBS origination. MBIA Corp. matches its collateral to the CMBX series appropriate to the vintage of the collateral since these spreads differ across the various CMBX series. For example, for collateral that was originated in the second half of 2006, the illiquidity premium was set as the CMBX series 1, triple-A index. The sum of the illiquidity premium plus the derived credit spread based on the average of the two investment bank’s research department loss estimates is the analog index that is used as an alternative input in MBIA Corp.’s BET-based approach.

MBIA Corp. believes that it is important to apply consistently its valuation techniques. However, MBIA Corp. may consider making enhancements to its valuation technique if they result in a measurement that is more representative of fair value in the circumstances. Additionally, it is MBIA Corp.’s policy to use observable inputs (Level 2 inputs) whenever possible. To calculate the spread for CMBS tranches, MBIA Corp. divides a Wall Street research estimate of cumulative net losses (“CNL”) by an estimated average life of the tranche. MBIA Corp.’s preferred approach would be to use an average life that is known to be consistent with the CNL assumption. Unfortunately the research departments that published CNL assumptions have not provided corresponding average life assumptions. During prior quarters, MBIA Corp. estimated average life as tranche duration, as published by independent sources. At the time it was thought that this would be the most consistent and appropriate approach. During the third quarter of 2008, as a result of continued widening of published credit spreads, it became clear that these tranche duration assumptions were not compatible with the expectations of future losses that a market participant would use in determining the fair value of MBIA Corp.’s insured CDS contracts. Therefore, during the third quarter of 2008, MBIA Corp. determined a better estimate of average life would be an internally developed tranche weighted average life of its CMBS transactions that is more consistent with other model assumptions. Management believes that this change results in a measurement that is more representative of fair value for its insured CDS portfolio. Management will continue to assess the reasonableness of observable market information in determining fair value of its insured CDS portfolio and may make further adjustments to the estimate based on what MBIA Corp. believes a market participant would use in considering fair value. The impact of this change in the estimated fair value of its insured CDS portfolio was to reduce the liability by approximately $901 million (pre-tax) as of September 30, 2008.

Nonperformance Risk Adjustment

In compliance with requirements of SFAS 157, effective January 1, 2008, MBIA Corp. updated its valuation methodology for insured credit derivative liabilities to incorporate its own nonperformance risk. This was calculated by discounting at MBIA Corp.’s CDS spreads the estimated market value loss on insured CDSs at September 30, 2008. This resulted in a pre-tax $7.1 billion reduction in the fair value of the derivative liability. Nonperformance risk is a fair value concept and does not contradict MBIA Corp.’s internal view, based on fundamental credit analysis, that it will be able to pay all claims when due.

Prior to the third quarter of 2008, the difference between the MBIA Corp. credit adjusted value of certain portions of the derivative liability and the non-MBIA Corp. credit adjusted value of those same portions of the derivative liability was immaterial relative to MBIA Corp.’s unrealized gains (losses) on insured derivatives reported on its income statement. As a result, MBIA Corp. made no nonperformance risk adjustment for this portion of the derivative liability. During the third quarter of 2008, the magnitude of the difference between the MBIA Corp. credit adjusted value of this portion of the derivative liability and the non-MBIA Corp. credit adjusted value of the same portion of the derivative liability was material relative to MBIA Corp.’s unrealized gains (losses) on insured derivatives reported on its income statement. Therefore, MBIA Corp. determined that other market participants would recognize that these liabilities should be treated as long-term because MBIA Corp. has the option to pay these liabilities over time. Therefore, MBIA Corp. adjusted its estimate of nonperformance risk to reflect the longer exposure period for this portion of the liability. Absent this valuation refinement, the estimated fair value liability of the insured CDS portfolio would have been higher by approximately $683 million (pre-tax) as of September 30, 2008.

Effective January 1, 2008, for its ceded insured credit derivatives portfolio, MBIA Corp. also made credit valuation adjustments by incorporating the nonperformance risk of the reinsurer.

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MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTE 7: Loss and Loss Adjustment Expense Reserves (LAE)

MBIA Corp. establishes two types of loss and LAE reserves for non-derivative financial guarantees: case basis reserves and an unallocated loss reserve. See “Note 2: Significant Accounting Policies” in the Notes to Consolidated Financial Statements included in MBIA Corp.’s financial statements for the fiscal year ended December 31, 2007 for a description of the MBIA Corp.’s loss reserving policy. A summary of the case basis and unallocated activity and the components of the liability for loss and LAE reserves are presented in the following table:

In thousands	3Q 2008	2Q 2008	1Q 2008
Case basis loss and LAE reserves:
Beginning balance	$1,111,262	$1,329,863	$911,880
Less: reinsurance recoverable	72,556	107,783	82,041

Net beginning balance	1,038,706	1,222,080	829,839

Case basis transfers from unallocated loss reserve related to:
Current year	495,654	6,788	461,822
Prior years	465,607	8,380	47,814

Total	961,261	15,168	509,636

Net paid (recovered) related to:
Current year	148,627	94,313	3,948
Prior years	286,316	104,229	113,447

Total net (recovered) paid	434,943	198,542	117,395

Net ending balance	1,565,024	1,038,706	1,222,080
Plus: reinsurance recoverable	107,262	72,556	107,783

Case basis loss and LAE reserve ending balance	1,672,286	1,111,262	1,329,863

Unallocated loss reserve:
Beginning balance	219,691	212,515	434,543
Losses and LAE incurred	982,514	22,344	287,608
Transfers to case basis and LAE reserves	(961,261)	(15,168)	(509,636)

Unallocated loss reserve ending balance	240,944	219,691	212,515

Total	$1,913,230	$1,330,953	$1,542,378

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MBIA INSURANCE CORPORATION AND SUBSIDIARIES

The unallocated loss reserve approximated $241 million as of September 30, 2008, which represents MBIA Corp.’s estimate of losses, associated with credit deterioration, that have occurred in MBIA Corp.’s insured portfolio but have not been specifically identified and is available for future case-specific activity. In the first nine months of 2008, additions to case basis reserves related to MBIA Corp.’s insured exposure to second-lien residential mortgage-backed securities (“RMBS”) transactions consisting of home equity lines of credit and closed-end second-lien mortgages totaled $1,659 million. MBIA Corp. incurred $1,292 million of loss and loss adjustment expenses for the nine months ended September 30, 2008. Of the $1,292 million, $66 million was based on MBIA Corp.’s loss factor of 14.5% of the insurance segment’s scheduled net earned premium and $1,226 million represented additional loss and loss adjustment expenses related to insured RMBS exposure.

Total net paid activity for the nine months ended September 30, 2008 of $751 million primarily related to insured obligations within MBIA Corp.’s RMBS and manufactured housing sectors. MBIA Corp. had salvage and subrogation receivables of $265 million as of September 30, 2008 included in “Other assets.” Amounts due to reinsurers related to salvage and subrogation totaled $12 million as of September 30, 2008 and are included in “Other liabilities.”

MBIA Corp.’s Insured Portfolio Management Division (“IPM”) monitors MBIA’s outstanding insured obligations with the objective of minimizing losses. IPM meets this objective by identifying issuers that, because of deterioration in credit quality or changes in the economic, regulatory or political environment, are at a heightened risk of defaulting on debt service of obligations insured by MBIA Corp. In such cases, IPM works with the issuer, trustee, bond counsel, servicer, underwriter and other interested parties in an attempt to alleviate or remedy the problem and avoid defaults on debt service payments. IPM works closely with MBIA Corp.’s Risk Management function and the applicable business unit to analyze insured obligation performance and credit risk parameters, both before and after an obligation is insured.

Once an obligation is insured, MBIA Corp. typically requires the issuer, servicer (if applicable) and the trustee to furnish periodic financial and asset related information, including audited financial statements, to IPM for review. IPM also monitors publicly available information related to insured obligations. Potential problems uncovered through this review, such as poor financial results, low fund balances, covenant or trigger violations and trustee or servicer problems or other events that could have an adverse impact on the insured obligation, could result in an immediate surveillance review and an evaluation of possible remedial actions. IPM also monitors and evaluates the impact on issuers of general economic conditions, current and proposed legislation and regulations, as well as state and municipal finances and budget developments.

Insured obligations are monitored periodically. The frequency and extent of such monitoring is based on the criteria and categories described below. Insured obligations that are judged to merit more frequent and extensive monitoring or remediation activities due a deterioration in the underlying credit quality of the insured obligation or the occurrence of adverse events related to the underlying

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credit of the issuer are assigned to a surveillance category (“Caution List-Low,” “Caution List-Medium,” “Caution List-High,” or “Classified List”) depending on the extent of credit deterioration or the nature of the adverse events. IPM monitors insured obligations assigned to a surveillance category more frequently and, if needed, develops a remediation plan to address any credit deterioration. MBIA Corp. does not establish any case basis reserves for insured obligations that are assigned to “Caution List-Low,” “Caution List-Medium” or “Caution List-High.” In the event MBIA Corp. determines that it must pay a claim or that a claim is probable and estimable with respect to an insured transaction, it places the insured transaction on its “Classified List” and establishes a case basis reserve. The following provides a description of each surveillance category:

“Caution List – Low” - Includes issuers where debt service protection is adequate under current and anticipated circumstances. However, debt service protection and other measures of credit support and stability may have declined since the transaction was underwritten and the issuer is less able to withstand further adverse events. Transactions in this category generally require more frequent monitoring than transactions that do not appear within a surveillance category. IPM subjects issuers in this category to heightened scrutiny.

“Caution List – Medium” - Includes issuers where debt service protection is adequate under current and anticipated circumstances, although adverse trends have developed and are more pronounced than for “Caution List – Low.” Issuers in this category may have breached one or more covenants or triggers. These issuers are more closely monitored by IPM but generally take remedial action on their own.

“Caution List – High” - Includes issuers where more proactive remedial action is needed but where no defaults on debt service payments are expected. Issuers in this category exhibit more significant weaknesses, such as low debt service coverage, reduced or insufficient collateral protection or inadequate liquidity, which could lead to debt service defaults in the future. Issuers in this category have breached one or more covenants or triggers, have not taken conclusive remedial action, and IPM adopts a remediation plan and takes more proactive remedial actions.

“Classified List” - Includes all insured obligations where MBIA Corp. has paid a claim and where a claim payment is probable and estimable. Generally, IPM is actively remediating these credits where possible, including restructurings through legal proceedings, usually with the assistance of specialist counsel and advisors.

The following table provides information about the financial guarantees and related loss reserves (“claim liability”) included in each of MBIA Corp.’s surveillance categories as of September 30, 2008:

	Surveillance Categories
$ in millions	Caution List- Low	Caution List- Medium	Caution List- High	Classified List	Total
Number of policies	170	41	32	84	327
Number of issues (1)	18	24	19	67	128
Remaining weighted average contract period (in years)	10.6	6.6	9.2	5.8	7.0
Gross insured contractual payments outstanding:
Principal	$4,289	$2,299	$1,721	$14,078	$22,387
Interest	3,641	794	1,184	1,840	7,459

Total	$7,930	$3,093	$2,905	$15,918	$29,846

Gross claim liability	$—	$—	$—	$2,518	$2,518
Less:
Gross potential recoveries	—	—	—	763	763
Discount, net	—	—	—	86	86

Claim liability (2)	$—	$—	$—	$1,669	$1,669

Deferred premium revenue	$34	$14	$230	$3	$281
Reinsurance recoverable on claim liability (3)	$—	$—	$—	$107	$107

(1)	An “issue” represents the aggregate of financial guarantee policies that share the same revenue source for purposes of making debt service payments.
(2)	Reported within “Loss and loss adjustment expense reserves” on MBIA Corp.’s consolidated balance sheets.
(3)	Reported within “Reinsurance recoverable on unpaid losses” on MBIA Corp.’s consolidated balance sheets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

Remediation actions may involve, among other things, waivers or renegotiations of financial covenants or triggers, waivers of contractual provisions, the granting of consents, transfer of servicing, consideration of restructuring plans, acceleration, security or collateral enforcement, actions in bankruptcy or receivership, litigation and similar actions. The types of remedial actions pursued are based on the insured obligation’s risk type and the nature and scope of the event giving rise to the remediation. As part of any such remedial actions, MBIA Corp. seeks to improve its security position and to obtain concessions from the issuer of the insured obligation. From time to time, the issuer of an MBIA Corp. insured obligation may, with the consent of MBIA Corp., restructure the insured obligation by extending the term, increasing or decreasing the par amount or decreasing the related interest rate, with MBIA Corp. insuring the restructured obligation. If, as the result of such a restructuring, MBIA Corp. estimates that it will suffer an ultimate loss on the restructured obligation, MBIA Corp. will record a case basis reserve for the restructured obligation or, if it has already recorded a case basis reserve, it will re-evaluate the impact of the restructuring on the recorded reserve and adjust the amount of the reserve accordingly.

Costs associated with remediating insured obligations assigned to “Caution List – Low,” “Caution-List – Medium,” and “Caution List – High” are recorded as loss prevention expenses (“LPE”) as incurred and are included in operating expenses on MBIA Corp.’s consolidated statements of operations. When MBIA Corp. is reimbursed for LPE, such reimbursement is recorded as income when received and included in “Fees and reimbursements” on MBIA Corp.’s consolidated statements of operations. Costs associated with remediating insured obligations assigned to MBIA Corp.’s “Classified List” are recorded as LAE. LAE is recorded as part of MBIA Corp.’s provision for its unallocated loss reserve and included in “Losses and loss adjustment” on MBIA Corp.’s consolidated statement of operations. Case basis reserves related to LAE are established by transferring amounts from MBIA Corp.’s unallocated loss reserve to specific case basis LAE reserves and are included in “Loss and loss adjustment expense reserves” on MBIA Corp.’s consolidated balance sheets. As noted above, see “Note 2: Significant Accounting Policies” in the Notes to Consolidated Financial Statements included in MBIA Corp.’s financial statements for the fiscal year ended December 31, 2007 for a description of the MBIA Corp.’s loss reserving policy.

The following table provides information about the expenses, reimbursements and reserves net of recoveries (gross and net of reinsurance) related to remedial actions for insured obligations included in MBIA Corp.’s surveillance categories:

	Three months ended September 30,		Nine months ended September 30,
In thousands	2008	2007	2008	2007
Loss prevention expense, gross	$5,267	$492	$8,381	$3,126
Loss prevention expense, net	$5,142	$(127)	$8,014	$2,178

Loss prevention expense reimbursements, gross	$(35)	$(2,784)	$(36)	$(11,327)
Loss prevention expense reimbursements, net	$(33)	$(1,995)	$(34)	$(8,589)

Loss adjustment expense incurred (transferred from the unallocated loss reserve), gross	$610	$(4,223)	$6,719	$(5,324)
Loss adjustment expense incurred (transferred from the unallocated loss reserve), net	$578	$(3,737)	$6,339	$(4,878)

Loss adjustment expense reserve, gross	$1,687	$(163)	$1,687	$(163)
Reinsurance recoverable (payable) related to loss adjustment expense reserve	$134	$(46)	$134	$(46)

NOTE 8: Income Taxes

Provision for Income Taxes

MBIA Corp.’s income taxes and the related effective tax rates for the three and nine months ended September 30, 2008 and 2007 are as follows:

	Three months ended September 30
In millions	2008		2007
Pre-tax income (loss) from continuing operations	$(558)		$(63)
Provision (benefit) for income taxes	(216)	38.7%	(42)	65.4%

	Nine months ended September 30
In millions	2008		2007
Pre-tax income (loss) from continuing operations	$(360)		$504
Provision (benefit) for income taxes	(147)	40.8%	102	20.3%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

MBIA Corp’s effective tax rates of 38.7% and 65.4%% for the third quarter of 2008 and 2007, respectively, represent tax benefit positions on the pre-tax losses for the quarters. The effective tax rate has decreased in the third quarter of 2008 compared with the same quarter in 2007 primarily due to the tax effects attributable to permanent tax adjustments relative to the pre-tax loss recorded for each period at the statutory tax rate of 35%.

For the first nine months of 2008 and 2007, the effective tax rates for MBIA Corp. reflect a tax benefit at a rate of 40.8% and a tax charge at a rate of 20.3%, respectively. MBIA Corp’s effective tax rate for the first nine months of 2008 compared with the same period of 2007 increased as a result of the tax effects attributable to permanent tax adjustments relative to the pre-tax loss recorded in 2008 at the statutory tax rate of 35%, in contrast to the tax effects attributable to permanent tax adjustments relative to the pre-tax income recorded in 2007.

In addition, given its inability to estimate the mark-to-market net losses for the full year of 2008, which directly affects MBIA Corp.’s ability to estimate pre-tax results and the related effective tax rate for the full year of 2008, MBIA Corp. believes that it is appropriate to treat these losses as a discrete item for purposes of calculating the effective tax rate for the quarter. As such, the tax benefit related to the net mark-to-market losses for the nine months ended September 30, 2008, calculated at the statutory tax rate of 35%, is an adjustment to the annual effective tax rate that MBIA Corp. has estimated for all other pre-tax income. Further changes in the fair value of MBIA Corp.’s derivative portfolio during 2008 will impact MBIA Corp.’s annual effective tax rate.

Deferred Tax Asset, Net of Valuation Allowance

A valuation allowance is required to reduce a potential deferred tax asset when it is more likely than not that all or a portion of the potential deferred tax asset will not be realized. All evidence, both positive and negative, needs to be identified and considered in making the determination. Future realization of the existing deferred tax asset ultimately depends on the existence of sufficient taxable income of appropriate character (for example, ordinary versus capital) within the carryforward period available under the tax law.

Mark-to-market Adjustment on Credit Derivative Contracts

Approximately $1.4 billion of the net deferred tax asset was a result of the cumulative mark-to-market losses of $3.9 billion, primarily related to insured credit derivatives. MBIA Corp. established a deferred tax asset of $1.4 billion which is included in MBIA Corp.’s deferred tax asset of $790.8 million at September 30, 2008. MBIA Corp. believes that it is more likely than not that the deferred tax asset of $790.8 million will be realized as MBIA Corp. expects the mark-to-market losses to substantially reverse over time, at which point the related deferred tax asset will reverse. As such, no valuation allowance with respect to this item was established. In its conclusion, MBIA Corp. considered the following evidence (both positive and negative):

•

Due to the long-tail nature of the financial guarantee business, it is important to note that MBIA Corp., even without regard to any new business, will have a steady stream of scheduled premium earnings with respect to the existing insured portfolio. MBIA Corp.’s announcement in February 2008 of a temporary suspension in writing new structured finance transactions and a complete exit from the insurance of credit derivatives would not have an impact on the expected earnings related to the existing insured portfolio (i.e. the “back-book” business). Although MBIA Corp. expects the majority of the mark-to-market adjustment to reverse at maturity, MBIA Corp. performed a taxable income projection in a hypothetical extraordinary loss/impairment scenario in which the entire cumulative mark-to-market adjustment to date became fully impaired triggering deductible losses for tax purposes. In this analysis, MBIA Corp. concluded that premium earnings, even without regard to any new business, combined with investment income, less deductible expenses, will be sufficient to recover the deferred tax asset of $790.8 million. Furthermore, MBIA Corp.’s back-book earnings have been further increased by the FGIC reinsurance transaction, which closed on September 30, 2008. Some of the other key assumptions were:

•	Hypothetical extraordinary loss/impairment of $4.1 billion which is equal to the cumulative mark-to-market losses to date on a MBIA Inc. consolidated basis;

•	Built-in taxable income of contingency reserve deductions under Section 832(e)(5) of the Internal Revenue Code;

•	A haircut applied to back-book earned premium on future installments based on recent data; and

•	Recoupment of net operating losses through a two-year carryback as permitted under the current tax law.

•

MBIA Inc.’s decision to eliminate the current dividend on its common stock and raise $1.6 billion in additional capital in January and February of 2008 and to contribute $486.5 million in capital to MBIA Corp. as well as MBIA Corp. issuing

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

long-term debt of $1.0 billion is not a result of lack of liquidity in terms of working capital but rather was to meet the ratings agencies’ additional capital requirement in order to preserve MBIA Corp.’s triple-A rating. While MBIA Corp. was not able to retain its triple-A rating, the downgrade does not have a material impact to its earnings on the back-book insured portfolio which MBIA Corp. believes will be sufficient to absorb losses in the event that the cumulative mark-to-market losses became fully impaired.

•

MBIA Corp. believes that the recent ratings downgrade by S&P and Moody’s will not have a material impact to MBIA Corp.’s earnings on its back-book insured portfolio. With respect to installment policies, MBIA Corp. generally does not have an automatic cancellation provision solely in connection with ratings downgrades. For purposes of projecting future taxable income, MBIA Corp. has applied a haircut to account for the cancellation of future installment premiums based on recent data. With regard to upfront policies, to the extent that the issuer chooses to terminate a policy, any unearned premium reserve with respect to that particular policy will be accelerated and earned (i.e. refundings).

•

MBIA Corp. treats the CDS contracts as insurance contracts for U.S. tax purposes. MBIA Corp. provides an insurance wrap with respect to CDS contracts written by LaCrosse. While LaCrosse’s financial information is consolidated into MBIA Corp.’s GAAP financial statements based on the FIN 46(R) criteria, MBIA Corp. does not hold any equity interest with respect to LaCrosse. MBIA Corp.’s income derived from the CDS contracts is treated as premium income for statutory income purposes. In the event that there is a default in which MBIA Corp. is required to pay claims on such CDS contracts, MBIA Corp. believes that the losses should be characterized as an ordinary loss for tax purposes and, as such, the event or impairment will be recorded as case reserves for statutory accounting purposes in recognition of the potential claim payment. For tax purposes, MBIA Corp. follows the statutory accounting principle as the basis for computing its taxable income. Because the federal income tax treatment of CDSs is an unsettled area of tax law, in the event that the Internal Revenue Service has a different view in which the losses are considered capital losses, MBIA Corp. would be required to establish a valuation allowance against substantially all of the deferred tax asset related to these mark-to-market losses. The establishment of this valuation allowance would have a material adverse effect on MBIA Corp.’s financial condition.

After reviewing all of the evidence available, both positive and negative, MBIA believes that MBIA Corp. has appropriately valued the recoverability of its deferred tax asset, net of the valuation allowance, as of September 30, 2008. MBIA Corp. continues to assess the need for additional valuation allowances as additional evidence becomes available.

Uncertain Tax Positions

At September 30, 2008 and December 31, 2007, respectively, the total amounts of unrecognized tax benefit were $28.1 million and $38.3 million. The decrease in unrecognized tax benefits was primarily due to a change in measurement of a tax position from a prior period.

MBIA’s major tax jurisdictions include the U.S., the United Kingdom (“U.K.”) and France. MBIA and its U.S. subsidiaries file a U.S. consolidated federal income tax return. U.S. federal income tax returns have been examined through 2005 by the Internal Revenue Service(“IRS”). MBIA Corp. recently received notice that the IRS intends to re-examine tax years 2004 and 2005 and also examine tax year 2006. The U.K. tax matters have been concluded through 2004. The former U.K. branch of MBIA Assurance S.A., which is now part of UK Insurance Ltd. is currently under inquiry for the 2005 tax year, which is expected to be concluded in the year-end of 2008. The French tax authority has concluded the examination through the 2003 tax year with the issue on the recognition of premium income for tax purposes pending resolution, as discussed below.

In April 2005, the French tax authority commenced an examination of MBIA Corp.’s French tax return for 2002 and 2003. Upon completion of the audit, MBIA Corp. received a notice of assessment in which the French tax authority has accelerated the manner in which MBIA Corp. recognizes earned premium for tax purposes. Based on further discussions, MBIA Corp. intends to concede this tax issue before year-end 2008 in which MBIA Corp. will follow the method prescribed by the French tax authority and pay appropriate taxes due.

It is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within the next 12 months due to the possibility of the conclusion of all the tax examinations. The range of this possible change in the amount of uncertain tax benefits cannot be estimated at this time.

NOTE 9: Commitments and Contingencies

In the normal course of operating its businesses, MBIA Corp., may be involved in various legal proceedings.

MBIA Corp. has received subpoenas or informal inquiries from a variety of regulators, including the Securities and Exchange Commission, the Securities Division of the Secretary of the Commonwealth of Massachusetts, and other states’ regulatory authorities, regarding a variety of subjects, including disclosures made by MBIA Corp. to underwriters and issuers of certain bonds, disclosures regarding MBIA Corp.’s structured finance exposure, MBIA Corp.’s communications with rating agencies, and the methodologies

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

used by rating agencies for determining the credit rating of municipal debt. MBIA Corp. is cooperating fully with each of these regulators and is in the process of satisfying all such requests. MBIA Corp. may receive additional inquiries from these or other regulators and expects to provide additional information to such regulators regarding their inquiries in the future.

On July 23, 2008, the City of Los Angeles filed two complaints in the Superior Court of the State of California for the County of Los Angeles against MBIA Corp. and others. The first, against MBIA Corp., AMBAC Financial Group, Inc., XL Capital Assurance Inc., ACA Financial Guaranty Corp., Financial Guaranty Insurance Company, and CIFG Assurance North America, Inc., alleged (i) participation in a conspiracy in violation of California’s antitrust laws to maintain a dual credit rating scale that misstated the credit default risk of municipal bond issuers and created market demand for municipal bond insurance and (ii) participation in risky financial transactions in other lines of business that damaged each bond insurer’s financial condition (thereby undermining the value of each of their guaranties), and a failure adequately to disclose the impact of those transactions on their financial condition. These latter allegations form the predicate for five separate causes of action against each of the Insurers: breach of contract, breach of the covenant of good faith and fair dealing, fraud, negligence, and negligent misrepresentation. Complaints making the same allegations against MBIA Corp. and nearly all of the same co-defendants were filed in Superior Court, San Francisco County, by the City of Stockton on July 23, 2008, by the City of Oakland on August 28, 2008, by the City of San Francisco on October 8, 2008, and by the County of San Mateo on October 23, 2008.

The City of Los Angeles’s second complaint named as defendants certain other financial institutions as well as bond insurers, including MBIA Corp., AMBAC Financial Group, Inc., Financial Security Assurance, Inc., Financial Guaranty Insurance Company and Security Capital Assurance Inc., and alleged fraud and violations of California’s antitrust laws through bid-rigging in the sale of municipal derivatives to municipal bond issuers. Complaints making the same allegations against MBIA Corp. and nearly all of the same co-defendants were filed in Superior Court, Los Angeles County, by the County of San Diego on August 28, 2008, and in Superior Court, San Francisco County, by the City of Stockton on July 23, 2008, by the County of San Mateo on October 7, 2008, and by the County of Contra Costa on October 8, 2008.

On September 30, 2008, MBIA Corp. commenced an action in the New York State Supreme Court against Countrywide Home Loans, Inc., Countrywide Securities Corp. and Countrywide Financial Corp. (collectively, “Countrywide”). The complaint alleges fraudulent conduct in the origination and sale of home equity loans included in MBIA Corp.-backed securitizations of pools of home equity loans and breaches of both Countrywide’s representations and warranties and its contractual obligation to cure or repurchase ineligible loans as well as its sales and servicing obligations, among other things. In addition, on October 15, 2008, MBIA Corp. commenced an action in the United States District Court for the Southern District of New York against Residential Funding Company, LLC (“RFC”). The complaint alleges that RFC fraudulently induced MBIA Corp. to provide financial guarantee policies with respect to five RFC closed end home equity second-lien and HELOC securitizations, and that RFC breached its contractual representations and warranties, as well as its obligation to repurchase ineligible loans, among other things. There can be no assurance that MBIA Corp. will prevail in either the Countrywide or RFC actions. On October 16, 2008, MBIA Corp. received a demand for arbitration by a third-party reinsurer relating to cessions made to it under reinsurance treaty agreements entered into with the reinsurer by MBIA Corp. and certain of its subsidiary insurers in 2006 and 2007. The demand alleges that MBIA Corp. engaged in violations of the terms of the treaty agreements and of its duty of utmost good faith. Certain of the policies ceded pursuant to the treaties include those on which MBIA Corp. has identified loss reserves. MBIA is cooperating fully with the demand.

There are no other material lawsuits pending or, to the knowledge of MBIA Corp., threatened, to which MBIA Corp. or any of its subsidiaries is a party.